Exhibit 99.1

ZK International Announces Record Revenue of $54.9 million, a 22.1% Increase Year-Over-Year, for the Fiscal Year 2018

Gross profit increases 39.5% year-over-year to $18.3 million driven by an increase in gross profit margins to 33.3%

WENZHOU, China, February 4, 2019 -- ZK International Group Co., Ltd. (NASDAQ: ZKIN) (“ZKIN”, “ZK International” or the “Company”), a designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems, today announced its financial results for its fiscal year ended September 30, 2018.

Financial Highlights for the Fiscal Year Ended September 30, 2018:

•	Revenue increased 22.1% year-over-year to $54.9 million as compared to $45 million;
•	Gross profit increased 39.5% year-over-year to $18.3 million as compared to $13.1 million;
•	Gross profit margin increased to 33.3% as compared to 29.2% for the same period in the year prior;
•	Net income attributable to ZK International Group Co., Ltd. totaled $7,018,114 or $0.52 per basic and $0.51 per diluted share, based on 13,610,046 basic and 13,629,517 diluted weighted average number of shares outstanding;
•	As of September 30, 2018, net book value was $37.3 million or $2.25 per share based on 16,528,037 ordinary shares outstanding as of September 30, 2018.

Mr. Jiancong Huang, Chairman of ZK International, commented, “We are pleased with our record revenue growth and increased margins year-over-year. Our financial results in 2018 were largely driven by new supplier agreements with leaders in our industry including Changsha Water Group, Towngas China Company, and Shenzhen Water Group. The Chinese government also continues to focus on improving water and gas infrastructure. Recently the Ministry of Housing and Urban-Rural Development implemented a standard to upgrade existing water piping to stainless steel and incorporate stainless steel into new infrastructure. Our ability to work closely with the local government and provide sophisticated piping solutions for major projects is key to our continued growth trajectory.”

Mr. Huang continued, “As the government continues to increase legislation to impose mandatory standards for water and gas infrastructure, we will continue to see new opportunities to enhance our leadership position and drive financial growth. In order to meet the growing demand for our proprietary products and enhance our competitive edge, it is imperative that we continue to invest in ourselves through strategic sales and marketing while continuing to expand our research and development capabilities.”

Significant Contracts in Fiscal 2018 to Date:

•	Selected by China Railway First Bureau Group Construction and Installation Engineering Co., Ltd. to supply its premium thin-walled, stainless steel products for the second phase of Beijing’s Rail Transit Line 7 - valued at $580,000 (3.98 million yuan).
•	Selected by Zhuhai Water Environment Holding Group Co., Ltd. ("Zhuhai Water"), one of China’s top 40 most influential water group companies, as a leading supplier of stainless steel piping for updating the water supply infrastructure in Zhuhai, China. The total demand of stainless steel pipe by Zhuhai Water for the next year is estimated to be approximately $2-3 million.
•	Selected as a major supplier during the annual bid with Changsha Water Group to supply stainless steel piping for the water supply infrastructure of Changsha, the capital and most populous city in Hunan Province. In November 2017, the municipal government of Changsha issued a regulation to immediately begin updating the existing water supply infrastructure pipeline to stainless steel.

•	After a 400% increase in orders year-over-year, ZK International renewed its contract with Towngas China Company Limited ("Towngas China"), one of the largest public utility providers in China and one of the largest suppliers of gas in Asia.
•	Signed agreement with Shenzhen Water Group Co., Ltd. in the amount of $3.0 million to deploy the Company's proprietary stainless steel pipes and fittings through the city's Community Pipeline Network Upgrade Program.
•	Entered into $1.2 million contract with The XingRong Group, one of the largest water treatment and supply companies in Western China, to supply approximately 280,000 meters of piping and 280,000 pipe fittings over the course of one year.

Financial Results for the Fiscal Year Ended September 30, 2018:

Revenue for the fiscal year ended September 30, 2018 totaled $54,884,381, as compared to $44,951,740 for the fiscal year ended September 30, 2017, an increase of 22.1%. The increase in revenue is primarily due to an increase in market share of this industry and more governmental and infrastructural projects Company has taken to replace the underground pipes and to improve local water supply systems.

Total cost of revenue was $36,593,792 for the fiscal year ended September 30, 2018, compared to $31,843,337 for the fiscal year ended September 30, 2017. Total cost of revenue as a percentage of revenue decreased by 4.16% to 66.67% for the fiscal year ended September 30, 2018 compared to 70.84% for the fiscal year ended September 30, 2017. The decrease is primarily due to the improvement of its manufacturing technique, which lowered Company’s defect rate and thus decreased the cost of the production.

Selling and marketing expenses for the fiscal year ended September 30, 2018 totaled $2,949,204, compared to $1,915,127 for the fiscal year ended September 30, 2017. This increase is primarily due to increases in freight expenses, advertising expenses, and compensation for the additional sales personnel Company has hired during the year.

General and administrative expenses for the fiscal year ended September 30, 2018 totaled $4,071,116, compared to $1,782,318 for the fiscal year ended September 30, 2017. The increase is primarily due to the increase in legal and other expenses related to SEC regulation compliance and the increase in consulting expenses related to financing and investing activities.

Research and development expenses for the fiscal year ended September 30, 2018 totaled $1,652,633, compared to $1,331,111 for the fiscal year ended September 30, 2017. The increase was primarily due to the increased research staff salary and expenses relating to the materials and equipment Company uses to conduct its research for its new products. Management is committed to expanding Company’s research and development efforts to enhance competitive advantage.

As a result of the factors described above, operating income was $9,617,636 for the fiscal year ended September 30, 2018, compared to operating income of $8,079,847 for the fiscal year ended September 30, 2017, an increase of operating income of $1,537,789, or approximately 19%.

Net income attributable to ZK International Group Co., Ltd. totaled $7,018,114 for the fiscal year ended September 30, 2018 as compared to $5,874,276 for the same period the year prior. Earnings was $0.52 per basic and $0.51 per diluted share, based on 13,610,046 basic and 13,629,517 diluted weighted average number of shares outstanding.

Foreign currency translation loss for the fiscal year ended September 30, 2018 was $818,468. The currency translation loss was resulted due to the different exchange rates used during financial currency translation. When translating local financial reports of the Company’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statements of operations and comprehensive income.

As of September 30, 2018, cash and cash equivalents were $7.7 million or $0.47 per share based on 16,528,037 ordinary shares outstanding as of September 30, 2018.

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards. ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, including the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications

Valter Pinto, Managing Director

PH: +1 (212) 896-1242

ZKInternational@KCSA.com

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	As of September 30,
	2018	2017
Assets
Current assets
Cash and cash equivalents	$7,682,589	$11,278,475
Restricted cash	-	529,837
Short-term Investment	850,829
Accounts receivable, net of allowance for doubtful accounts of $1,997,310 and $1,817,050, respectively	27,134,237	21,261,609
Notes receivable	414,352	214,999
Other receivables	2,624,022	1,514,545
Due from Related Parties	22,278	-
Inventories	17,792,187	10,048,568
Advance to suppliers	7,826,679	9,630,518
Total current assets	64,347,173	54,478,551
Property, plant and equipment, net	6,280,412	5,645,724
Intangible assets, net	938,221	463,171
Deferred tax assets	299,596	272,557
Long-term Deposit	4,229,827
Other long-term assets	303,334	313,066
TOTAL ASSETS	$76,398,563	$61,173,069
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,670,427	$717,272
Accrued expenses and other current liabilities	5,934,733	4,457,170
Accrued payroll and welfare	887,201	325,675
Advance from customers	3,410,322	1,983,713
Related party payables	3,694,469	7,911,720
Short-term bank borrowings	19,270,530	21,335,938
Income tax payable	4,263,289	3,074,635
TOTAL LIABILITIES	$39,130,971	$39,806,123

Equity
Common stock, no par value, 50,000,000 shares authorized, 16,528,037 and 13,068,346 shares issued and outstanding, respectively		-
Additional paid-in capital	17,998,933	8,382,876
Statutory surplus reserve	2,031,775	1,173,363
Retained earnings	17,138,593	10,978,891
Accumulated other comprehensive income (loss)	(127,456)	681,788
Total equity attributable to ZK International Group Co., Ltd.	37,041,845	21,216,918
Equity attributable to non-controlling interests	225,747	150,028
Total equity	37,267,592	21,366,946
TOTAL LIABILITIES AND EQUITY	$76,398,563	$61,173,069

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
(IN U.S. DOLLARS)

	For the year ended September 30,
	2018	2017	2016
Revenues	$54,884,381	$44,951,740	$36,809,094
Cost of sales	(36,593,792)	(31,843,337)	(25,333,318)
Gross profit	18,290,589	13,108,403	11,475,776

Operating expenses:
Selling and marketing expenses	2,949,204	1,915,127	957,990
General and administrative expenses	4,071,116	1,782,318	1,599,743
Research and development costs	1,652,633	1,331,111	1,302,022
Total operating expenses	8,672,953	5,028,556	3,859,755

Operating Income	9,617,636	8,079,847	7,616,021

Other income (expenses):
Interest expenses	(1,239,170)	(1,245,385)	(1,417,745)
Interest income	10,702	24,459	51,058
Other income, net	112,099	69,772	158,797
Total other expenses, net	(1,116,369)	(1,151,154)	(1,207,890)

Income before income taxes	8,501,267	6,928,693	6,408,131

Income tax provision	(1,398,210)	(995,005)	(1,105,440)

Net income	$7,103,057	$5,933,688	$5,302,691
Net income attributable to non-controlling interests	(84,943)	(59,412)	(53,154)

Net income attributable to ZK International Group Co., Ltd.	7,018,114	5,874,276	$5,249,537

Net income	7,103,057	$5,933,688	$5,302,691

Other comprehensive income (loss):
Foreign currency translation adjustment	(818,468)	272,237	(403,865)

Total comprehensive income	$6,284,589	$6,205,925	$4,898,826
Comprehensive loss (income) attributable to non-controlling interests	(75,719)	(61,100)	3,406

Comprehensive income attributable to ZK International Group Co., Ltd.	$6,208,870	$6,144,825	$4,902,232

Basic and diluted earnings per share
Basic	$0.52	$0.56	$0.59
Diluted	0.51	0.56	0.59
Weighted average number of shares outstanding
Basic	13,610,046	10,970,000	9,000,000
Diluted	13,629,517	10,973,674	9,000,000

ZK INTERNATIONAL GROUP CO., LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the year ended September 30,
	2018	2017	2016
Cash Flows from Operating Activities:
Net income	$ 7,103,05 7	$5,933,688	$5,302,691
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	395,604	425,696	442,793
Amortization expense	12,137	12,705	13,248
Bad debt expense	286,606	160,944	691,156
Deferred tax benefits	(37,311)	(24,142)	(103,673)
Changes in operating assets and liabilities:
Accounts receivable	(7,151,260)	2,419,491	(10,200,868)
Other receivables	(1,215,167)	411,554	(381,751)
Notes receivable	(216,478)	(121,937)	(76,531)
Inventories	(9,065,712)	(3,505,158)	(775,275)
Advance to suppliers	1,580,700	(6,153,011)	(805,016)
Accounts payable	861,192	(417,453)	796,189
Accrued expenses and other current liabilities	1,698,015	791,312	412,894
Accrued payroll and welfare	600,619	(49,512)	50,897
Advance from customers	1,563,693	282,817	1,400,622
Income tax payable	1,349,310	979,288	2,031,515
Net cash provided (used in) operating activities	(2,234,995)	1,146,282	(1,201,109)

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	(467,138)	(155,152)	(123,945)
Disposal of Intangible Asset	257,863	-	-
Purchases of intangible assets	(501,000)	(6,704)
Net cash used in investing activities	(710,275)	(161,856)	(123,945)

Cash Flows from Financing activities:
Net proceeds from issuance of shares deduct related costs	(380,000)	5,582,099	-
Short-term Investment	(893,945)	-	15,306
Net proceeds released from (placed into) long-term deposit	(4,444,170)	-
Net proceeds released from (placed into) restricted cash	539,381	2,651,704	(206,633)
Proceeds from short-term bank borrowings	24,056,279	(499,904)	2,148,310
Repayments of short-term bank borrowings	(25,529,488)	(3,816,458)	(2,602,037)
Net proceeds from related parties	5,665,914	6,051,523	1,485,555
Net cash provided by financing activities	(986,029)	9,968,964	840,501

Effect of exchange rate changes on cash	335,413	201,436	(18,589)

Net change in cash and cash equivalents	(3,595,886)	11,154,826	(503,142)
Cash and cash equivalents at the beginning of year	11,278,475	123,649	626,791
Cash and cash equivalents at the end of year	$7,682,589	$11,278,475	$123,649

Supplemental disclosures of cash flows information:
Non-cash financing activities	$9,842,676	$-	$-
Cash paid for income taxes	$38,218	$54,215	$108,825
Cash paid for interest expenses	$1,218,757	$1,233,066	$939,914